(As filed on November 24, 1998)

                                                           File No. 70-9375


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  AMENDMENT NO. 3 ON
                                      FORM U-1/A
                               APPLICATION-DECLARATION
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ___________________________________

                                  IES UTILITIES INC.
                                    ALLIANT TOWER
                               CEDAR RAPIDS, IOWA 52401

                        (Name of company filing this statement
                     and address of principal executive offices)
                         ___________________________________

                            INTERSTATE ENERGY CORPORATION

                (Name of top registered holding company parent of each
                               applicant or declarant)
                         ___________________________________

                    Erroll B. Davis, Jr., Chief Executive Officer
                                  IES Utilities Inc.
                                     P.O. Box 192
                            Madison, Wisconsin 53701-0192

                       (Name and address of agent for service)
                          ___________________________________

                The Commission is also requested to send copies of any
                  communications in connection with this matter to:


          Barbara J. Swan, General Counsel      William T. Baker, Jr., Esq.
          Steven R. Suleski, Senior Attorney    Thelen Reid & Priest LLP
          Interstate Energy Corporation         40 West 57th Street
          222 West Washington Avenue            New York, New York 10019-4097
          Madison, Wisconsin 53703-0192

                    Paragraph 56 of Item 2 of the initial Form U-1 of IES Utilities Inc. (as filed with the Securities and Exchange Commission via the Edgar system on October 9, 1998), as amended by Amendment No. 1 thereto (as filed with the Securities and Exchange Commission via the Edgar system on October 23, 1998), and as amended by Amendment No. 2 thereto (as filed with the Securities and Exchange Commission via the Edgar system on November 20, 1998) (collectively, the "Form U-1"), is hereby deleted and replaced with the following:


                    "56. The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Collateral Trust Bonds, Senior
          Debentures and Subordinated Debentures are not expected to exceed the following estimates:


                                                                   Each
                                                     Initial    Additional
                                                       Sale        Sale
                                                       ----        ----

           Registration statement                  $125,000          --

           Application-declaration                    5,000          --

           Rating agencies' fees                     30,000    $ 30,000

           Trustees' fees                            10,000       5,000

           Fees of Company's counsels                50,000      30,000

           Fees of service company affiliate         30,000      20,000

           Accountants' fees                         15,000      10,000

           Printing and engraving costs              25,000      20,000

           Miscellaneous expenses (including
                blue-sky expenses)                   25,000      15,000
                                                   --------    --------

                Total estimated expenses           $315,000    $130,000
                                                   ========    ========




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                                      -2-

                    Paragraph 57 of Item 2 of the Form U-1 is hereby deleted and replaced with the following:


                    "57. The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including expenses related to the issuance and pledge of the Tax-Exempt Collateral Bonds) are not expected to exceed the following estimates:

                                                                  Each
                                                 Initial       Additional
                                                   Sale           Sale

           Rating agencies' fees                $ 30,000       $ 30,000

           Trustees' fees                         10,000         10,000

           Fees of bond counsel                   30,000         20,000

           Fees of state bond counsel             25,000         15,000

           Fees of Company's counsels             50,000         35,000

           Fees of service company affiliate      30,000         20,000

           Accountants' fees                      10,000         10,000

           Printing and engraving costs           20,000         20,000

           Miscellaneous expenses (including
                blue-sky expenses)                20,000         10,000
                                                --------       --------

                Total estimated expenses        $225,000       $170,000
                                                ========       ========




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                                      -3-

                                      SIGNATURE




                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

          Dated:  November 24, 1998          IES UTILITIES INC.



                                             By:  /s/ Erroll B. Davis, Jr.
                                                  -------------------------
                                                  Name:  Erroll B. Davis, Jr.
                                                  Title:  Chief Executive
                                                            Officer




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